UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. ____)

ABVC BIOPHARMA, INC.

(Name of Issuer)

Ordinary Shares, $0.001 par value per share

(Title of Class of Securities)

0091F106 (CUSIP Number)

Howard Doong

44370 Old Warm Springs Blvd.,

Freemont, CA 94538

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0091F106

1	Name of Reporting Person Shuling Jiang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check the Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 7,908,805(1)
	8	Shared Voting Power
	9	Sole Dispositive Power 7,908,805
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,908,805
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.5%
14	Type of Reporting Person IN

1.	Ms. Jiang owns 213,120 shares through Keypoint Technology Ltd., over which she has sole voting control, 538,429 through her 80% ownership of Lion Arts, 6,620,981 through Lion Arts’ ownership of YuanGene Corporation, 71,685 shares through her ownership of BioFirst, 1,415 shares through her ownership of BioLite, 381,193 shares through her ownership of Liongene, 12,228 shares through her ownership of Rgene, 5,540 shares through her ownership of Genpro Investment, and 64,215 shares directly.

Item 1. Security and Issuer

Securities acquired:	Ordinary shares, $0.001 par value per share

Issuer:	ABVC BioPharma, Inc. 44370 Old Warm Springs Blvd., Freemont, CA 94538

Item 2. Identity and Background

(a)	This Schedule 13D is being filed on behalf of Shuling Jiang (a “Reporting Person”).

(b)	The business address of each Reporting Person is as follows:

i.	Shuling Jiang

44370 Old Warm Springs Blvd., Freemont, CA 94538

(c)	Present Principal Occupation or Employment of each Reporting Person:

i.	Shuling Jiang: Director

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship of each Reporting Person:

i.	Shuling Jiang: USA

Item 3. Source and Amount of Funds

Personal

Item 4. Purpose of the Transaction

The purpose of the aforementioned acquisitions is for investment with the aim of investing the value of the Reporting Persons’ investment in the Issuer.

As of the date of this filing, other than as described above and as contemplated by the transactions described in the Proxy Statement/Prospectus, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any similar action to those enumerated above.

As part of ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Issuer’s ordinary shares that may be deemed to be beneficially owned by the Reporting Persons, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b)

Reporting Persons	Beneficial Ownership(1)	Percentage of Total Ordinary Shares(2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Shuling Jiang	7,908,805	24.5%	7,908,805		7,908,805

(1)	Ms. Jiang owns 213,120 shares through Keypoint Technology Ltd., over which she has sole voting control, 538,429 through her 80% ownership of Lion Arts, 6,620,981 through Lion Arts’ ownership of YuanGene Corporation, 71,685 shares through her ownership of BioFirst, 1,415 shares through her ownership of BioLite, 381,193 shares through her ownership of Liongene, 12,228 shares through her ownership of Rgene, 5,540 shares through her ownership of Genpro Investment, and 64,215 shares directly.

(2)	The beneficial ownership percentage is calculated based on 32,307,329 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

(c) To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) To the knowledge of the Reporting Persons, other than as herein disclosed, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Ordinary Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect the Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2022

/s/ Shuling Jiang
Name: Shuling Jiang